

January 3, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Stone Ridge Trust
        Issuer CIK: 0001559992
        Issuer File Number: 333-184477 / 811-22761
        Form Type: 8-A12B
        Filing Date: January 3, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Stone Ridge 2064 Longevity Income ETF, Stone Ridge 2064 Inflation-Protected Longevity Income ETF, Stone Ridge 2065 Longevity Income ETF, Stone Ridge 2065 Inflation-Protected Longevity Income ETF, Stone Ridge 2035 Term Income ETF, Stone Ridge 2040 Term Income ETF, Stone Ridge 2045 Term Income ETF under the Exchange Act of 1934.

Sincerely,

Natalie Panasiuk
Manager, Listing Qualifications